Exhibit 99.1

SPORTRADAR REPORTS THIRD QUARTER 2024 FINANCIAL RESULTS AND FURTHER RAISES FULL YEAR 2024 OUTLOOK

Third Quarter 2024 Highlights

•	Revenue increased 27% to €255 million
•	Profit for the period increased €33 million to €37 million and expanded to 14.5% as a percentage of revenue
•	Adjusted EBITDA[1] increased 30% to €66 million and Adjusted EBITDA margin[1] expanded to 25.8%
•	Net cash generated from operating activities increased 55% to €118 million and Free cash flow[1] increased 192% to €62 million
•	Customer Net Retention Rate[1] increased to 126%
•	Repurchased $8.3 million of shares
•	Further raised full year guidance to revenue growth of at least 24% to €1,090 million and Adjusted EBITDA growth of at least 29% to €216 million

ST. GALLEN, Switzerland, November 7, 2024 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its third quarter ended September 30, 2024.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "Our competitive advantages within the sports ecosystem, coupled with our growth-oriented strategy, is driving broad-based outperformance. We continue to deliver more value to our clients and partners, building shareholder value. We are at an important inflection point to drive operational leverage and cash generation, demonstrated by our expanding EBITDA margin and strong cash flow this past quarter. The significant cash flow has further strengthened our balance sheet and we are deploying our capital to execute on our growth strategy while returning capital to shareholders. Additionally, we continue to show strong momentum in the U.S., which we expect to be further bolstered by the growth of in-game betting and with the start of the NBA and NHL seasons.”

THIRD QUARTER AND YEAR TO DATE FINANCIAL RESULTS

Revenue

	Three-Month Period Ended September 30,				Nine-Month Period Ended September 30,
in € thousands (unaudited)	2024	2023	Change	%	2024	2023	Change	%
Revenue by product
Betting & Gaming Content	162,769	118,994	43,775	37%	515,337	382,352	132,985	35%
Managed Betting Services	47,295	40,190	7,105	18%	144,726	117,521	27,205	23%
Betting Technology & Solutions	210,064	159,184	50,880	32%	660,063	499,873	160,190	32%

Marketing & Media Services	32,944	30,080	2,864	10%	102,637	90,185	12,452	14%
Sports Performance	10,116	9,949	167	2%	29,314	29,150	164	1%
Integrity Services	2,048	1,824	224	12%	7,472	5,827	1,645	28%
Sports Content, Technology & Services	45,108	41,853	3,255	8%	139,423	125,162	14,261	11%
Total Revenue	255,172	201,037	54,135	27%	799,486	625,035	174,451	28%

Revenue by geography
Rest of World	204,076	165,960	38,116	23%	622,340	512,263	110,077	21%
United States	51,096	35,077	16,019	46%	177,146	112,772	64,374	57%
Total Revenue	255,172	201,037			799,486	625,035

Total revenue for the third quarter was €255 million, up €54 million, or 27% year-over-year driven by 32% growth in Betting Technology & Solutions and 8% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €210 million were up 32% year-over-year primarily driven by a 37% increase in Betting & Gaming Content benefiting from existing and new customer uptake of our products and premium pricing, as well as from the strong U.S. market growth. Additionally, Managed Betting Services grew 18% year-over-year, primarily driven by strong growth in Managed Trading Services from higher trading margins and increased betting activity from existing and new customers.

Sports Content, Technology & Services revenues of €45 million, increased 8% year-over-year primarily driven by 10% growth in Marketing & Media Services with strong growth in both European and North America ad:s revenue as several sportsbooks launched marketing campaigns.

The Company generated strong revenue growth globally with Rest of World up 23% and the United States up 46%. As a percentage of total Company revenues, United States revenue represented 20% of total Company revenue in the third quarter as compared to 17% in the prior year quarter due to market growth, additional customer uptake of our products and premium pricing.

Customer Net Retention Rate of 126% increased sequentially and from prior year quarter demonstrating the strength in cross selling and upselling to clients most notably due to the new ATP rights deal and market growth in the United States.

Profit for the period from continuing operations

Profit for the period from continuing operations in the third quarter was €37 million, up €32 million, compared to €5 million in the same quarter a year ago. The increase was primarily driven by the strong operating results as well as €21 million in net foreign currency gains due to strengthening of the Euro against the U.S. dollar and €15 million of prior year one-time losses related to impairment on goodwill and intangible assets related to the impact of changes related to our business strategy and disposal of an equity-accounted investee. These increases were partially offset by higher financing costs of €14 million driven by the new ATP, NBA, and Bundesliga partnership deals.

Adjusted EBITDA

Third quarter Adjusted EBITDA was €66 million, up €15 million, compared to €50 million in the same quarter a year ago. The increase was primarily driven by the 27% revenue growth, partially offset by increased sport rights costs primarily related to the ATP partnership deal, higher purchased services driven by investments in developing our product portfolio, increased personnel expenses due to headcount growth and a higher bonus accrual in the current year.

Additional Business Highlights

•	In conjunction with our partnership with the NBA, Sportradar has launched a suite of next generation products and solutions for the 2024 - 2025 season. Leveraging products such as 4Sight Streaming, emBET, Live Match Tracker and advanced visualizations, Sportradar can harness hundreds of thousands of data points per game to redefine the standards of fan engagement.

•	Sportradar introduced micro markets for ATP tennis matches in collaboration with Tennis Data Innovations, expanding this cutting-edge product to tennis from other popular sports such as soccer and table tennis. The eight distinct micro markets are expected to generate approximately 1,500 new betting opportunities per match, opening fresh revenue streams for operators.

•	Sportradar added paid search to its ad:s marketing service, allowing operators to more effectively reach and acquire customers searching betting and gaming-related topics online.

•	Sportradar received several industry awards, including the Best Live Betting Product at SBC Summit 2024. In addition, Sportradar was recognized in two prestigious categories at the 2024 American Gambling Awards, winning Betting Product of the Year for its 4Sight technology and the Data Service Provider of the Year.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €368 million as of September 30, 2024 as compared with €277 million as of December 31, 2023. The increase was primarily driven by net cash generated from operating activities of €271 million due to the strong operating performance, partially offset by net cash used in investing activities of €152 million, primarily from the acquisition of additional sports rights, most notably our new NBA and ATP deals, and from net cash used in financing activities of €26 million, due primarily to share repurchases. Free cash flow for the nine-months ended September 30, 2024 was €122 million, an increase of €71 million from the €51 million in the same period a year ago.

Including the undrawn credit facility, the Company had total liquidity of €588 million at September 30, 2024 as compared to €510 million as of September 30, 2023, and no debt outstanding.

2024 Annual Financial Outlook

Sportradar is further raising its fiscal 2024 outlook for revenue and Adjusted EBITDA as follows:

•	Revenue of at least €1,090 million, up 24% year-over-year, compared with prior outlook of €1,070 million.
•	Adjusted EBITDA of at least €216 million, up 29% year-over-year, compared with prior outlook of €204 million.
•	Adjusted EBITDA margin of approximately 20%.

Share Repurchase Program

In March of this year the Board of Directors approved a $200 million share repurchase program and commenced purchases during the second quarter. During the current quarter, the Company repurchased approximately 721,000 shares for a total of $8.3 million. Year to date through November 1, 2024, the Company has repurchased 1.7 million shares under the plan for a total of approximately $20 million.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the third quarter 2024 results today, November 7, 2024, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

[1]	Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

press@sportradar.com

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, and Free cash flow, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes-Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA guidance to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses ("Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, management restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, and certain professional fees.

We consider Free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Free cash flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and our guidance and outlook, including expected performance for the full year 2024. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts and foreign exchange rate fluctuations; pandemics, such as the global COVID-19 pandemic, could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended		Nine-Month Period Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
in €'000 and in thousands of shares		(restated)		(restated)
Continuing operations
Revenue	255,172	201,037	799,486	625,035
Personnel expenses	(87,966)	(75,359)	(256,668)	(237,223)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(63,002)	(35,544)	(249,861)	(139,077)
Purchased services	(42,770)	(36,088)	(125,565)	(103,650)
Other operating expenses	(23,391)	(22,817)	(67,388)	(65,000)
Impairment gain (loss) on trade receivables, contract assets and other financial assets	397	(626)	(3,473)	(4,527)
Internally-developed software cost capitalized	13,269	8,415	36,186	19,665
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(12,970)	(11,812)	(37,600)	(33,465)
Share of loss of equity-accounted investee	—	—	—	(3,699)
Loss on disposal of equity-accounted investee	—	(5,600)	—	(13,618)
Impairment loss on goodwill and intangible assets	—	(9,854)	—	(9,854)
Foreign currency gain (loss), net	22,380	1,187	88	(3,714)
Finance income	2,738	3,179	6,687	9,781
Finance costs	(19,969)	(5,554)	(57,986)	(17,672)
Net income before tax from continuing operations	43,888	10,564	43,906	22,982
Income tax expense	(6,786)	(5,949)	(8,988)	(11,524)
Profit for the period from continuing operations	37,102	4,615	34,918	11,458
Discontinued operations
Loss from discontinued operations	—	(495)	—	(451)
Profit for the period	37,102	4,120	34,918	11,007

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	—	1	(2)	(88)
Related deferred tax expense (benefit)	—	—	(2)	11
	—	1	(4)	(77)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	(4,163)	3,420	2,321	3,062
Foreign currency translation adjustment attributable to non-controlling interests	(3)	(25)	(5)	(17)
	(4,166)	3,395	2,316	3,045
Other comprehensive (loss) income for the period, net of tax	(4,166)	3,396	2,312	2,968
Total comprehensive income for the period	32,936	7,516	37,230	13,975

Profit (loss) attributable to:
Owners of the Company	37,261	4,335	35,239	11,246
Non-controlling interests	(159)	(215)	(321)	(239)
	37,102	4,120	34,918	11,007
Total comprehensive income (loss) attributable to:
Owners of the Company	33,098	7,756	37,556	14,230
Non-controlling interests	(162)	(240)	(326)	(255)
	32,936	7,516	37,230	13,975

Profit per Class A share attributable to owners of the Company
Basic	0.12	0.02	0.12	0.04
Diluted	0.11	0.01	0.11	0.04
Profit per Class B share attributable to owners of the Company
Basic	0.01	0.00	0.01	0.00
Diluted	0.01	0.00	0.01	0.00

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	210,467	207,600	210,202	207,283
Weighted-average number of Class A shares (diluted)	227,805	220,834	226,284	219,676
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671	903,671	903,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	368,379	277,174
Trade receivables	66,240	71,246
Contract assets	94,950	60,869
Other assets and prepayments	27,189	33,252
Income tax receivables	6,470	6,527
Total current assets	563,228	449,068
Non-current assets
Property and equipment	66,273	72,762
Intangible assets and goodwill	1,618,722	1,697,331
Other financial assets and other non-current assets	11,491	11,806
Deferred tax assets	17,566	16,383
Total non-current assets	1,714,052	1,798,282
Total assets	2,277,280	2,247,350
Liabilities and equity
Current liabilities
Loans and borrowings	10,050	9,586
Trade payables	246,887	259,667
Other liabilities	60,703	55,724
Contract liabilities	42,594	26,595
Income tax liabilities	8,978	4,542
Total current liabilities	369,212	356,114
Non-current liabilities
Loans and borrowings	37,174	40,559
Trade payables	892,966	908,499
Contract liabilities	41,196	39,526
Other non-current liabilities	1,419	8,500
Deferred tax liabilities	19,081	21,315
Total non-current liabilities	991,836	1,018,399
Total liabilities	1,361,048	1,374,513
Equity
Ordinary shares	27,551	27,421
Treasury shares	(18,144)	(2,322)
Additional paid-in capital	669,795	653,840
Retained earnings	214,771	173,629
Other reserves	17,542	15,226
Equity attributable to owners of the Company	911,515	867,794
Non-controlling interest	4,717	5,043
Total equity	916,232	872,837
Total liabilities and equity	2,277,280	2,247,350

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine-Month Period Ended
	September 30, 2024	September 30, 2023
in €'000		(restated)
OPERATING ACTIVITIES:
Profit for the period	34,918	11,007
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	8,988	11,524
Interest income	(6,818)	(5,573)
Interest expense	58,081	15,861
Foreign currency (gain) loss, net	(88)	3,714
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	37,600	33,465
Amortization of capitalized sport rights licenses	166,603	97,330
Impairment losses on goodwill and intangible assets	—	9,854
Equity-settled share-based payments	26,052	31,107
Share of loss of equity-accounted investee	—	3,699
Loss on disposal of equity-accounted investee	—	13,618
Other	(8,048)	389
Cash flow from operating activities before working capital changes, interest and income taxes	317,288	225,995
Increase in trade receivables, contract assets, other assets and prepayments	(24,555)	(1,212)
Increase in trade and other payables, contract and other liabilities	36,095	324
Changes in working capital	11,540	(888)
Interest paid	(57,287)	(15,009)
Interest received	6,823	5,566
Income taxes paid, net	(7,510)	(9,216)
Net cash from operating activities	270,854	206,448
INVESTING ACTIVITIES:
Acquisition of intangible assets	(140,165)	(145,085)
Acquisition of property and equipment	(3,090)	(5,638)
Acquisition of subsidiaries, net of cash acquired	(8,240)	(12,286)
Acquisition of financial assets	—	(3,716)
Proceeds from disposal of equity-accounted investee	—	15,172
Change in loans receivable and deposits	(187)	(952)
Net cash used in investing activities	(151,682)	(152,505)
FINANCING ACTIVITIES:
Payment of lease liabilities	(5,898)	(4,933)
Purchase of treasury shares	(19,795)	(7,101)
Principal payments on bank debt	(150)	(510)
Change in bank overdrafts	(47)	17
Net cash used in financing activities	(25,890)	(12,527)
Net increase in cash	93,282	41,416
Cash and cash equivalents at beginning of period	277,174	243,757
Effects of movements in exchange rates	(2,077)	4,528
Cash and cash equivalents at end of period	368,379	289,701

Change in presentation related to sport rights expenses

During the third quarter, the Company has changed the presentation of expenses related to sport rights in its Statement of profit or loss and other comprehensive income. Previously, these expenses were split between 'Purchased services and licenses (excluding depreciation and amortization)', representing the portion of related sport rights expenses which were not eligible for capitalization and 'Depreciation and amortization', representing the portion of related sport rights expenses which were capitalized. However, starting this quarter, the expenses are combined and presented under a new line item titled 'Sport rights expenses (including amortization of capitalized licenses)'.

The change in presentation intends to provide more relevant and reliable information to the users of our financial statements. This reclassification aligns the presentation of sport rights expenses with the nature of the costs and the way they are managed internally.

There is no change to the Company’s disclosures, measurement or recognition of non-capitalized costs and capitalized sport rights licenses in accordance with IAS 38 Intangible Assets reported in its Annual Report on Form 20-F for the year ended December 31, 2023.

The following table shows the reclassification of sport rights expenses (unaudited):

	Three-Month Period Ended September 30, 2023			Nine-Month Period Ended September 30, 2023
in €'000	Previously reported	Reclassification[1]	Restated	Previously reported	Reclassification[1]	Restated
Purchased services and licenses (excluding depreciation and amortization)	(45,260)	9,172	(36,088)	(138,245)	34,595	(103,650)
Depreciation and amortization	(38,184)	26,372	(11,812)	(137,947)	104,482	(33,465)
Total sport rights expenses		35,544			139,077

1 Approximately €1.2 million and €7.2 million of sport rights expenses has been reclassified from amortization to purchased services and licenses for the three-month and nine-month periods ended September 30, 2023 as previously reported in the Company’s Form 6-K dated November 1, 2023.

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended		Nine-Month Period Ended
in €'000	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Non-capitalized sport right expenses	28,272	10,354	83,258	41,747
Amortization of capitalized sport rights	34,730	25,190	166,603	97,330
Total sport rights expenses	63,002	35,544	249,861	139,077

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit for the period from continuing operations (unaudited):

	Three-Month Period Ended		Nine-Month Period Ended
in €'000	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Profit for the period from continuing operations	37,102	4,615	34,918	11,458
Finance income	(2,738)	(3,179)	(6,687)	(9,781)
Finance costs	19,969	5,554	57,986	17,672
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	12,970	11,812	37,600	33,465
Foreign currency (gain) loss, net	(22,380)	(1,187)	(88)	3,714
Share-based compensation	12,088	11,368	25,095	31,430
Management restructuring costs	—	—	1,620	—
Non-routine litigation costs	1,989	—	2,391	—
Share of loss of equity-accounted investee	—	—	—	3,699
Loss on disposal of equity-accounted investee	—	5,600	—	13,618
Impairment loss on goodwill and intangible assets	—	9,854	—	9,854
Impairment loss on other financial assets	—	—	—	202
Professional fees for SOX and ERP implementations	—	100	—	404
Income tax expense	6,786	5,949	8,988	11,524
Adjusted EBITDA	65,786	50,486	161,823	127,259

The most directly comparable IFRS measure of Adjusted EBITDA margin is Profit for the period from continuing operations as a percentage of revenue as disclosed below (unaudited):

	Three-Month Period Ended		Nine-Month Period Ended
in €'000	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Profit for the period from continuing operations	37,102	4,615	34,918	11,458
Revenue	255,172	201,037	799,486	625,035
Profit for the period from continuing operations as a percentage of revenue	14.5%	2.3%	4.4%	1.8%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities as disclosed below (unaudited):

	Three-Month Period Ended		Nine-Month Period Ended
in €'000	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net cash from operating activities	118,222	76,248	270,854	206,448
Acquisition of intangible assets	(53,552)	(50,878)	(140,165)	(145,085)
Acquisition of property plant and equipment	(717)	(2,392)	(3,090)	(5,638)
Payment of lease liabilities	(1,741)	(1,650)	(5,898)	(4,933)
Free cash flow	62,212	21,328	121,701	50,792

The following tables show reconciliations of IFRS expenses included in profit for the period from continuing operations to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended		Nine-Month Period Ended
in €'000	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Purchased services	42,770	36,088	125,565	103,650
Less: capitalized external services	(6,490)	(1,669)	(15,758)	(4,242)
Adjusted purchased services	36,280	34,419	109,807	99,408

Personnel expenses	87,966	75,359	256,668	237,223
Less: share-based compensation	(12,767)	(11,107)	(27,076)	(30,661)
Less: management restructuring	—	—	(1,620)	—
Less: capitalized personnel compensation	(5,865)	(6,746)	(17,741)	(15,423)
Adjusted personnel expenses	69,334	57,506	210,231	191,139

Other operating expenses	23,391	22,817	67,388	65,000
Less: non-routine litigation	(1,989)	—	(2,391)	—
Less: share-based compensation	(237)	(261)	(706)	(769)
Less: other	—	(100)	—	(606)
Add: impairment (gain) loss on trade receivables	(397)	626	3,473	4,527
Adjusted other operating expenses	20,768	23,082	67,764	68,152